UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

EXPLANATORY NOTE

This report on Form 6-K (the “report”) and the exhibits to this report contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”). These forward-looking statements include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, “anticipate”, “will”, “plan”, “may”, “forecast”, and other similar terminology. Forward-looking statements contained in this report and the exhibits to this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to COVID-19 and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.s., the United Kingdom and other countries and organizations against officials, individuals, regions and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (ix) significant interruptions in our operations could harm our business, financial condition and results of operations; (x) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, if the need for COVID-19 related solutions declines; (xi) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; and (xvi) Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our Annual Report on Form 20-F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022 and our other filings with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Explanatory Report on the items on the agenda – Shareholders’ Meeting of June 1, 2022
99.2	Sustainability Report for the financial year 2021
99.3	Report of the Audit Committee on the activities carried out in the financial year 2021
99.4	Report of the Nominating and Corporate Governance Committee for the financial year 2021
99.5	Report of the Compensation Committee on the Company’s Remuneration Policy and Practices for the financial year 2021
99.6	Draft Amended Bylaws
99.7	Substantiated proposal of the Audit Committee in relation to item 4 of the agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: May 6, 2022	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer and Chief Operating Officer